US$500,000,000	FILED PURSUANT TO RULE 433
4.950% SENIOR NOTES DUE 2043	FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings*:	Baa2 (outlook uncertain)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	October 31, 2013

Settlement Date:	November 7, 2013 (T+5 days)

Maturity:	November 7, 2043

Par Amount:	U.S. $500,000,000

Semi-Annual Coupon:	4.950% per annum

Re-offer Spread to Benchmark:	T30 + 130 basis points

Re-offer Yield:	4.968% per annum

Public Offering Price:	99.721%

Net Proceeds to Citigroup:	$494,230,000 (before expenses).

Interest Payment Dates:	The 7th day of each May and November, commencing May 7, 2014. Following business day convention.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. UBS Securities LLC Wells Fargo Securities, LLC

US$500,000,000	FILED PURSUANT TO RULE 433
4.950% SENIOR NOTES DUE 2043	FILE NO. 333-172562

Junior Co-Managers:

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

Apto Partners, LLC

Banca IMI S.p.A.

BBVA Securities Inc.

Blaylock Robert Van, LLC

BNY Mellon Capital Markets, LLC.

CIBC World Markets Corp.

Commerz Markets LLC

Credit Suisse Securities (USA) LLC

Fifth Third Securities, Inc.

Kota Global Securities Inc.

Lebenthal & Co., LLC

Lloyds Securities Inc.

Loop Capital Markets LLC

Muriel Siebert & Co., Inc.

nabSecurities, LLC

Nomura Securities International Inc.

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Skandinaviska Enskilda Banken AB (publ)

TD Securities (USA) LLC

UniCredit Capital Markets LLC

CUSIP:	172967 HE 4

ISIN:	US172967HE47

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.